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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*

DATRON SYSTEMS INCORPORATED (Name of Issuer)
COMMON STOCK, $.01 PAR VALUE (Title of Class of Securities)
238173-10-8 (CUSIP Number)
MATTHEW J. DAY, ESQ. 118 E. 25th Street, 8th Floor New York, New York 10022 (212) 599-5077 (Name, Address and Telephone Number of Person Authorized to Receive Noticed and Communication)
April 24, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 29 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238173-10-8	Page 2 of 29 Pages

1.	Names of Reporting Persons. ACQUISITOR PLC I.R.S. Identification No. No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 380,700

	8.	Shared Voting Power 0

	9.	Sole Dipositive Power 380,700

	10.	Shared Dipositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 380,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Insructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person CO

CUSIP No. 238173-10-8	Page 3 of 29 Pages

1.	Names of Reporting Persons. J O Hambro Capital Management (Holding) Limited I.R.S. Identification No. No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,700

	9.	Sole Dipositive Power 0

	10.	Shared Dipositive Power 30,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Insructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person HC

CUSIP No. 238173-10-8	Page 4 of 29 Pages

1.	Names of Reporting Persons. J O Hambro Capital Management Limited I.R.S. Identification No. No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,700

	9.	Sole Dipositive Power 0

	10.	Shared Dipositive Power 30,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Insructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person IA

CUSIP No. 238173-10-8	Page 5 of 29 Pages

1.	Names of Reporting Persons. American Opportunity Trust plc I.R.S. Identification No. No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,700

	9.	Sole Dipositive Power 0

	10.	Shared Dipositive Power 30,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Insructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person IV

CUSIP No. 238173-10-8	Page 6 of 29 Pages

1.	Names of Reporting Persons. Christopher Harwood Bernard Mills I.R.S. Identification No. No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 411,400

	9.	Sole Dipositive Power 0

	10.	Shared Dipositive Power 411,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 411,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person IN

CUSIP No. 238173-10-8	Page 7 of 29 Pages

STATEMENT ON SCHEDULE 13D

          The following constitutes Amendment No. 6 to the Schedule 13D jointly filed by Acquisitor plc, J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management  Limited,  American  Opportunity Trust plc and Christopher H.B. Mills. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.

Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

            On April 24, 2001, Acquisitor sent a letter to David A. Derby, Chairman, President and Chief Executive Officer of the Issuer, requesting that the Issuer appoint two persons designated by Acquisitor to its Board of Directors. Acquisitor proposed that the Issuer eliminate its poison pill and amend its Certificate of Incorporation and By-Laws to permit shareholders holding 10% of the outstanding shares to call a special meeting of shareholders. Acquisitor called for a review of strategic alternatives for the Issuer, including but not limited to the potential sale of the Issuer and/or a change in the management and the Board of Directors. The letter is filed as Exhibit (c) to this Amendment No. 6 to Schedule 13D and incorporated herein by reference.

Item 7 is amended to add the following:
Item 7. Material to be Filed as Exhibits. (c) Letter dated April 24, 2001 from Acquisitor plc to David A. Derby, Chairman, President and Chief Executive Officer of the Issuer.

CUSIP No. 238173-10-8	Page 8 of 29 Pages

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2001
ACQUISITOR PLC
By:	/s/ Duncan Soukup Duncan Soukup
Title:	Managing Director
J O HAMBRO CAPITAL MANAGEMENT (HOLDINGS) LIMITED
By:	/s/ R.G. Barrett R.G. Barrett
Title:	Director
J O HAMBRO CAPITAL MANAGEMENT LIMITED
By:	/s/ R.G. Barrett R.G. Barrett
Title:	Director
AMERICAN OPPORTUNITY TRUST PLC
By:	/s/ J O Hambro Capital Management Limited, Its investment advisor
By:	/s/ R.G. Barrett R.G. Barrett
Title:	Director
By:	/s/ Christopher Mills Christopher Mills

CUSIP No. 238173-10-8	Page 9 of 29 Pages

EXHIBIT INDEX
Document	Page

(a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

Previously filed

(b) Joint Filing Agreement dated as of January 4, 2001 among Holdings, J O Hambro Capital Management, American Opportunity Trust, Christopher Harwood Bernard Mills and Acquisitor plc	Previously filed

(c) Letter dated April 24, 2001 from Acquisitor plc to David A. Derby, Chairman, President and Chief Executive Officer of the Issuer.	Page 10

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